Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Uprising Food Inc
4200 Plainville Road
Cincinnati, OH 45227
www.uprisingfood.com

Up to $1,069,997.56 in Common Stock at $1.79
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Uprising Food Inc
Address: 4200 Plainville Road , Cincinnati, OH 45227
State of Incorporation: DE
Date Incorporated: February 08, 2019

Terms:

Equity

Offering Minimum: $9,998.94 | 5,586 shares of Common Stock
Offering Maximum: $1,069,997.56 | 597,764 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.79
Minimum Investment Amount (per investor): $102.03

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

Trailblazers Perk

Invest within the first week and receive 10% bonus shares.

Trailblazers Perk

Invest within the 14 days and receive 7% bonus shares.

Trailblazers Perk

Invest within the first 30 days and receive 5% bonus shares.

<u>Amount Based Perks</u>

Baby Angel | $500+

Invest $500+ to receive 5% Bonus Shares and free shipping on your first subscription delivery.

Lead Angel | $1,000+

Invest $1,000+ to receive 7% Bonus Shares and free shipping on your first 2 subscription deliveries.

Super Angel | $2,500+

Invest $2,500+ to receive 10% Bonus Shares and free shipping on your first 3 subscription deliveries.

Cherubim | $10,000+

Invest $10,000+ to receive 15% Bonus Shares and free shipping on your first 6 subscription deliveries.

Seraphim | $25,000+

Invest $25,000+ to receive 20% Bonus Shares and free shipping on your first 12 subscription deliveries.

<u>Audience Based Perk</u>

Loyalty Bonus | +5% Bonus Shares

As you are an Uprising insider, you are eligible for additional bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Uprising Food, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110

shares for $179. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Uprising Food, Inc. ("Uprising Food" or "Uprising" or the "Company") is a food brand that invents and sells all-in-one, prebiotic staple products that meet and exceed modern healthy lifestyle expectations. Our expressed goal is to make this new generation of products both accessible and affordable to the masses such that consumers can achieve healthy lifestyle transformations. Uprising foods are like supplements disguised as breads, chips, crackers, etc. Furthermore, we scale farm market-fresh food flavors and artisan quality direct to consumers' doors. We are building a new food system through healthy and delicious foods.

Our Company has developed trade secrets and patent-pending intellectual property that allows us to achieve superior to category norm tasting products via the transformation of nuts, seeds, fibers, and proteins rather than grains into staple foods.

Our customer base is primarily eCommerce focused and comprised of healthy lifestyle seekers who are leveraging food to proactively deliver health outcomes. Often times we term these folks as health enthusiasts as they are extremely knowledgeable about food and influence friends, family, and culture.

Competitors and Industry

Industry

The U.S. bread industry is currently estimated at $24B and is projected to grow at a 3.6% CAGR from 2022 - 2027.

**Source: https://www.statista.com/outlook/cmo/food/bread-cereal-products/bread/united-states*

The larger food vertical is fiercely competitive and revenue dominated by large multinational companies who own multiple brands and primarily compete in the retail

channel. Many of which are seeing declining product line revenues or entire brand revenue in their portfolios, especially when their fundamental recipe chassis do not meet today's consumer health expectations. Common examples would be Bimbo, Frito Lays, Sun Chips, Dave's Killer Bread, and General Mills.

Within the healthy food subcategories, revenue is much more widely distributed as there are many niche companies serving niche consumer groups and old health trends with mixes of online, brick and mortar, and omi-channel business models. To our knowledge, the largest brand in the healthy food staples space is Annie's.

Competitors

There are many indirect competitors but far fewer direct competitors. We primarily compete against bake-at-home recipes or complete category abstinence and we are trend agnostic with our product chasses. We take a combination of the highest priority, most proven pinnacle health requirements and put them into products at a mass scale. Of the niche competitors left in the market right now, we'd consider these folks representative of our closest direct competition for which we believe we have holistic proposition superiority against our bread: Aldi, ThinSlim, Sola, Julian Bakery, Base Culture, Ezekiel, and Chompie's. Within the healthy crunchies category here is our competitive set for which, again, we believe we have holistic proposition superiority against Carrots, Celery, Epic Pork Skins, Quest Chips, Shrewd Food, and Siete Foods.

Base Culture, LLC, Formerly Known As The Paleo Box, www.baseculture.com, is a producer and retailer of a range of bakery products intended to offer grain-free and gluten-free food. The company's products offer various muffins, almond butter, bread, and granola which are fat and sugar-free containing no added preservatives and artificial colors, thereby enabling consumers to have good sweet snacks which are nourishing.

The company raised an estimated $3 million of Series C venture funding in a deal led by Emil Capital Partners on January 8, 2021, putting the company's pre-money valuation at $40 million. Other undisclosed investors also participated in the round.

Catalina Snacks, Inc., www.catalinacrunch.com, is a producer of keto-friendly food products intended to provide healthier foods that are accessible and convenient for a variety of lifestyles.

The company's offerings include a range of food products across cereals, smoothies, sandwich cookies, and cheese bites that are gluten and grain-free, provide plant protein, are low in sugar, and are completely vegan, enabling individuals to continue eating their favorite snacks without having to worry about excess carbs and sugar intake.

The company raised $4.35 million of Series C venture funding from undisclosed investors on March 2, 2022, putting the company's pre-money valuation at $200 million.

Dave's Killer Bread Co., Also Known As DKB, Formerly Known As Nature Bake, www.daveskillerbread.com, is a producer of bread products. The company manufactures and distributes a line of bread products featuring organic, whole grain, and vegan ingredients.

The company was acquired by Flowers Foods (NYSE: FLO) for $282.1 million on September 12, 2015. At the time revenues were estimated to be $165M.

We believe that the ultimate defense against the competition is our extraordinary brand-building go-to-market strategies paired with superior product intellectual property. Because of our deep CPG expertise, we are positioned to efficiently win the fundamental distribution points needed to win the #1 brand share and thus the most dominant and defensible brand positioning.

Current Stage and Roadmap

Current Stage

Since launching in 2019, we've grown our company from $86k top line revenue in year one to over $3.6 million in 2021. We have established a clear product-market-fit with an expert health consumer. Our top 1,000 consumers average over $1,600 per person in lifetime revenue. We have over 2,000 active subscribers and over 64% of our Q4 2021 revenue came from repurchasers. In 2021, we expanded distribution from eComm only to include over 240 wholesale doors at the midwest grocer, Meijer. We've been recognized by experts like Dave Asprey and Dr. Gundry, mentioned in news outlets like BuzzFeed, the Kitchn, and Clean Plate. We have also been featured on the season 13 premiere of Shark Tank. We are currently focused on scaling our hero product lines, bread, and chips, to capture more market share via the eComm and wholesale channels. In addition, our bread is being studied at Wright State University to understand its full range of effects on the gut microbiome.

Roadmap

Over the next 12 months, we plan on expanding our product portfolio, launching new bread, chips, bagels, and pizza crusts to grow average lifetime revenue even higher while attracting new consumers to the brand.

The Team

Officers and Directors

Name: William Donald Schumacher III

William Donald Schumacher III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 08, 2019 - Present

Responsibilities: All key management functions. No salary taken currently.

- **Position:** Board Member
  Dates of Service: February 08, 0019 - Present
  Responsibilities: Vote on board matters. No salary taken currently.

- **Position:** Co-Founder
  Dates of Service: February 08, 2019 - Present
  Responsibilities: N/A. No salary taken currently.

- **Position:** President
  Dates of Service: February 08, 2019 - Present
  Responsibilities: General supervision, direction, and control of the business and other officers of the. No salary taken currently. corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

- **Position:** Secretary
  Dates of Service: February 08, 2019 - Present
  Responsibilities: Record board meeting minutes. No salary taken currently.

- **Position:** CFO
  Dates of Service: February 08, 2019 - Present
  Responsibilities: Look after the finances of the company. No salary taken currently.

Name: Kristen Schumacher

Kristen Schumacher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Brand Officer
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Leading marketing and sales. No salary taken currently.

- **Position:** Co-Founder
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Represent the company. No salary taken currently.

Other business experience in the past three years:

- **Employer:** Nehemiah Manufacturing
  Title: Marketing Director
  Dates of Service: May 01, 2015 - October 30, 2021

Responsibilities: Leading marketing activities

Name: Hsiao Yueh "Jerry" Jao

Hsiao Yueh "Jerry" Jao's current primary role is with Constant Contact. Hsiao Yueh "Jerry" Jao currently services Approximately 1 hour per week working as board director. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Vote on board decisions. No salary is taken currently and he spends approximately 1 hour per week working for Uprising Foods.

Other business experience in the past three years:

- **Employer:** Constant Contact
  Title: SVP & GM
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Lead day to day strategy

Other business experience in the past three years:

- **Employer:** ReSci (Retention Science)
  Title: CEO & Founder
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Lead the organization across all facets of the business

Name: Amanda Mcvay

Amanda Mcvay's current primary role is with Meijer. Amanda Mcvay currently services Approximately 1 hour per week as board director. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 14, 2020 - Present
  Responsibilities: Vote on board decision. No salary is taken currently and she spends approximately 1 hour per week working for Uprising Foods.

Other business experience in the past three years:

- **Employer:** Meijer

Title: Group Vice President
Dates of Service: February 01, 2018 - Present
Responsibilities: Leading the company's customer strategy, E-commerce, customer data, retail performance media, and marketing organizations. Team of 300+ members.

Name: Mark Frommeyer

Mark Frommeyer's current primary role is with Blue Oven Bakery. Mark Frommeyer currently services Approximately 5 hours per week spent in his roles of board director and Head of Product hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 14, 2020 - Present
  Responsibilities: Vote on board decisions. No salary taken currently.

- **Position:** Co-Founder & Head Of Product
  Dates of Service: February 08, 2019 - Present
  Responsibilities: Represent the company and invent new products. No salary taken currently.

Other business experience in the past three years:

- **Employer:** Blue Oven Bakery
  Title: Founder and CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Lead the company across all facets of the business

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,069,999.35 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing health and nutritional products and services. Our revenues are therefore dependent upon the market for health and nutritional products and services.

We may never have an operational product or service
It is possible that there may never be an operational bagel, pizza, additional breads, additional chips or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our bagel, pizza, additional breads and additional chips. Delays or cost overruns in the development of our bagel, pizza, additional breads, additional chips and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Uprising Food, Inc. was formed on February 8, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can

be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Uprising Food, Inc. has incurred a net loss since inception and it does not presently have the assets needed to meet certain debts when they come due. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Uprising Food Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shopify could harm

our reputation and materially negatively impact our financial condition and business.

Pandemic Risk.

The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

We will need to build and retain our personnel infrastructure at all levels.

We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.

Costs associated with information security-such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud-could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Shelf life risk

Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace.

Labeling
From time to time Yerbaé will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough in the eyes of the complainant and they may pursue alternative actions.

Health Conscious Consumers
Additional costs are associated with health-conscious consumers demanding more low-carbohydrate, gluten-free, whole grain, organic, and paleo diet products.

Government Regulations Increase
Government regulations weigh heavily on the industry and drive costs upward as a result of new regulations issuance that increases the costs of production.

Future economic downturns could significantly harm our business.
National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown, a resurgence of the COVID-19 pandemic or other pandemics, or a worsening economy could adversely affect disposable consumer income. Although we have affordable and approachable food offerings, unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer traffic in our restaurants, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

Labor shortages, an increase in labor costs, or an inability to attract employees could harm our business.
As a result of the COVID-19 pandemic or other factors, we may have difficulty attracting and retaining enough qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable dining experience, the results of our restaurants may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect the profitability and operating results of our restaurants.
Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

The amount raised in this offering may include investments from officers and

directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William D. Schumacher III	3,150,000	Common Stock	90.0%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 597,764 of Common Stock.

Common Stock

The amount of security authorized is 6,275,000 with a total of 4,000,000 outstanding.

Voting Rights

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 218,079 shares to be issued pursuant to stock options issued.

The total amount outstanding also includes 98,588 shares to be issued pursuant to stock options, reserved but unissued.

Please refer to the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and

power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

General. The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Series Seed Preferred Stock and Series A Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Series Seed Preferred Stock shareholders shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. Please see Other Material Rights section below for more information.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis as outlined in Article 4(B)(3) of its Amended Articles of Incorporation.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to conditions and circumstances as outlined in Article 4(B)(1) of its Amended Articles of Incorporation.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, or Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the

payment in full of all Series A Liquidation Amounts to be paid to the holders of Series A Preferred Stock pursuant to Section 2.1(a), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Series Seed Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1(b) is hereinafter referred to as the "Series Seed Liquidation Amount."

Conversion. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "Series Seed Conversion Price" shall initially be equal to $0.25. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as Article 4(B)(4) of its Amended Articles of Incorporation.

Series A Preferred Stock

The amount of security authorized is 1,275,000 with a total of 1,235,288 outstanding.

Voting Rights

Series A Preferred Stock shareholders shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. Please see Other Material Rights section below for more information.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together

with the holders of Common Stock as a single class and on an as-converted to Common Stock basis as outlined in Article 4(B)(3) of its Amended Articles of Incorporation.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to conditions and circumstances as outlined in Article 4(B)(1) of its Amended Articles of Incorporation.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, or Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment in full of all Series A Liquidation Amounts to be paid to the holders of Series A Preferred Stock pursuant to Section 2.1(a), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Series Seed Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1(b) is hereinafter referred to as the "Series Seed Liquidation Amount."

Conversion. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "Series A Conversion Price" shall initially be equal to $0.8500028333. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The Series A Conversion Price and Series Seed Conversion Price are referred to herein collectively as the "Preferred Conversion Price."

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: launch, market and operating first year of company's operations
  Date: May 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,035,000.00
  Number of Securities Sold: 1,271,641
  Use of proceeds: marketing and product line expansion
  Date: August 17, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Commentary for the year ended December 31, 2021 compared to year ended December 31, 2020 is as follows.

Revenue:

2021 was a very successful year for the Company as we experienced record revenues and unit sales. Total revenues exceeded $3.6 million, up more than 370% from 2020. This increase in sales was primarily driven by US-based direct-to-consumer sales, which were up almost 400% over 2020 and represented 92% of total 2021 sales. We believe that this strong performance was primarily driven by two factors: 1.) An aggressive digital marketing campaign that we began in August 2020, behind which

we invested more than $1.6 million in 2021 advertising spend. 2.) A successful new product innovation launch, Uprising Chips, brought in 48% of core food eCommerce sales and 100% of wholesale sales.

Cost of sales:

Cost of sales was $2,555,675 in fiscal year 2021, up approximately $1,723,012 from 2020's cost of sales of $832,663. The increase in the cost of sales was caused by the corresponding increase in revenues in 2021 compared to 2020.

Gross margins:

Gross profit in 2021 was $1,114,773 up from a 2020 gross profit of $150,436, an increase of over $950,000. We saw gross margins as a percentage of revenue increase from 15.3% in 2020 to more than 30.4% in 2021. This improved performance was primarily driven by capturing cost efficiencies in scaled manufacturing, selling higher-margin Chip products, and by continuous improvement projects in packaging and logistics.

Expenses:

2021 operating expenses were $2,675,191, up $2,092,756 from expenses of $582,435 in 2020. This is primarily driven by the $1,676,214 increase from additional advertising and marketing spending, primarily related to the 2021 customer acquisition campaign. An additional $171,428 of the increase is due to increased R&D investment to commercialize additional product lines. The remaining increase is primarily related to increased wages, software and office expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is recurring revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we will continue to scale, optimize and improve upon our core business model. Past cash was primarily generated through a combination of sales, equity investments, and debt. Our goal is to operate with a positive annual net profit going forward, beginning with year-end 2022. With this change in operating plans, the Company will rely to a higher degree on sales and to a lesser degree on equity investments and debt to supply operating cash.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2022, the Company has capital resources available in the form of a line of credit for $3,000,000 from Ampla LLC with an outstanding balance of $854,640 and $170,930 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the supply chain, product line, and market expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 86% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 more month. This is based on a $50k per month negative burn rate that includes payroll, inventory production, and payments towards current agreements necessary for operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 20 more months. This is based on a $50k per month negative burn rate. With $1M+ raised, we plan to continue to operate with a $50k per month burn rate at maximum with burn decreasing over time as we grow top line revenue without incremental operating expenses. This assumes a total operating expense of around $70k per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future equity capital raises.

Indebtedness

- **Creditor:** Ampla LLC (formerly operated as Gourmet Growth)

Amount Owed: $835,379.66
Interest Rate: 12.0%
Maturity Date: August 25, 2022

- **Creditor:** Small Business Administration (EIDL)
  Amount Owed: $5,200.00
  Interest Rate: 3.75%
  Maturity Date: May 26, 2050

- **Creditor:** Bluevine Inc.
  Amount Owed: $169,769.64
  Interest Rate: 1.93%
  Maturity Date: June 08, 2023

- **Creditor:** Shopify Capital Inc.
  Amount Owed: $168,871.15
  Interest Rate: 13.0%

Related Party Transactions

- **Name of Entity:** William Donald Schumacher III
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan payable in the amount of $5,922
  Material Terms: In 2019, the company issued a note payable to a founding member in exchange for cash for the purpose of funding continuing operations ("Related Party Note Payable"). The Related Party Note Payable does not accrue interest and is payable at a future date to be determined by management.

Valuation

Pre-Money Valuation: $11,161,165.50

Valuation Details:

Management completed a market assessment evaluating similar companies with comparable assets, market potential and positioning. We've analyzed current market conditions and focused on digitally native, omnichannel, CPG and food brands to determine a reasonable pre-money valuation.

Below is an outline of comparable companies and data used to generate our valuation.

Base Culture, LLC, Formerly Known As The Paleo Box, www.baseculture.com, founded in 2012, is a producer and retailer of a range of bakery products intended to offer grain-free and gluten-free food. The company's products offer various muffins,

almond butter, bread, and granola which are fat and sugar-free containing no added preservatives and artificial colors, thereby enabling consumers to have good sweet snacks which are nourishing.

The company raised an estimated $3 million of Series C venture funding in a deal led by Emil Capital Partners on January 8, 2021, putting the company's pre-money valuation at $40 million with an estimated $10M in revenue. Other undisclosed investors also participated in the round.

Catalina Snacks, Inc., www.catalinacrunch.com, founded in 2017, is a producer of keto-friendly food products intended to provide healthier foods that are accessible and convenient for a variety of lifestyles.

The company's offerings include a range of food products across cereals, smoothies, sandwich cookies, and cheese bites that are gluten and grain-free, provide plant protein, are low in sugar and are completely vegan, enabling individuals to continue eating their favorite snacks without having to worry about excess carbs and sugar intake.

The company raised $4.35 million of Series C venture funding from undisclosed investors on March 2, 2022, putting the company's pre-money valuation at $200 million with an estimated $1M in revenue.

Dave's Killer Bread Co., Also Known As DKB, Formerly Known As Nature Bake, www.daveskillerbread.com, founded in 1955 is a producer of bread products. The company manufactures and distributes a line of bread products featuring organic, whole grain, and vegan ingredients.

The company was acquired by Flowers Foods (NYSE: FLO) for $282.1 million on September 12, 2015, with an estimated $165M in revenue.

Additional Valuation Factors Considered:

Additionally, Uprising is holding intellectual property in the form of trade secrets that allows the Company to turn prebiotic fiber into consumable baked goods through a proprietary process.

Furthermore, Uprising holds a strategic partnership with Meijer which allows for favorable terms and distribution advantages in 240+ physical grocery stores.

Lastly, the Uprising founders/management team brings years of experience in both CPG management and artisan baking to the Company's product development and go-to-market activities.

Conclusion

Based on the timing of fundings, valuations, and stage of our company relative to competition as well as certain additional factors, we've determined the pre-money valuation of $11,089,316.24 for Uprising's current offering to be reasonable and

accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company's total amount outstanding includes 218,079 shares to be issued pursuant to stock options issued.

The Company's total amount outstanding also includes 98,588 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,997.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  25.0%
  Will be used to scale up and accelerate proven paid online acquisition channels including Podcasts, Facebook, Instagram, Google Ads and Influencers.
- *Research & Development*
  50.0%
  Will be used to complete commercialization of second bread flavor, additional chips, bagels and frozen pizzas.
- *Inventory*
  10.0%

This will be used to buy ingredients and packaging

- *Equipment*
  9.5%
  We will use this to invest in manufacturing equipment

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.uprisingfood.com (uprisingfood.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Uprising Food Inc

[See attached]

UPRISING FOOD, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Uprising Food, Inc.
Cincinnati, OH

We have reviewed the accompanying financial statements of Uprising Food, Inc. (a corporation), which comprise the balance sheet as of December 31, 2021 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 25, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UPRISING FOOD, INC.
BALANCE SHEET
DECEMBER 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 339,938	$ 394,439
Inventory	54,531	92,403
Accounts Receivable	5,141	123,801
Prepaid Expenses	-	106,297
TOTAL CURRENT ASSETS	399,610	716,940
NON-CURRENT ASSETS		
Intangible Assets	7,256	7,256
Amortization	(1,129)	(645)
TOTAL NON-CURRENT ASSETS	6,127	6,611
TOTAL ASSETS	$ 405,737	$ 723,551
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	174,510	69,297
Other Current Liabilities	13,946	13,552
Income Tax Payable	-	188
TOTAL CURRENT LIABILITIES	188,456	83,037
NON-CURRENT LIABILITIES		
Line of Credit	1,155,511	-
Related Party Note Payable	5,922	5,870
EIDL Loan	5,200	7,200
PPP Loan	-	11,997
TOTAL LIABILITIES	1,355,089	108,104
SHAREHOLDERS' EQUITY		
Common Stock (6,275,000 shares authorized; 3,683,333 issued; $0.000001 par value)	4	4
Preferred Stock (2,275,000 shares authorized; 2,235,288 issued; $0.000001 par value)	2	2
Additional Paid in Capital	1,305,831	1,234,998
Retained Deficit	(2,255,189)	(619,557)
TOTAL SHAREHOLDERS' EQUITY	(949,352)	615,447
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 405,737	$ 723,551

UPRISING FOOD, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Operating Income		
Sales, Net	$ 3,670,448	$ 983,099
Cost of Goods Sold	2,555,675	832,663
Gross Profit	1,114,773	150,436
Operating Expense		
Advertising & Marketing	2,047,279	371,065
Payroll	213,086	107,376
Research & Development	212,064	40,636
General & Administrative	120,547	25,704
Legal & Professional	81,731	37,171
Amortization	484	484
	2,675,191	582,435
Net Income from Operations	(1,560,418)	(431,999)
Other Income (Expense)		
Interest Expense	(56,328)	(453)
Net Loss	$ (1,616,746)	$ (432,453)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	5,918,621	5,918,621
Net loss per share	$ (0.27)	$ (0.07)

UPRISING FOOD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (1,616,746)	$ (432,453)
Change in Accounts Receivable	118,660	(121,910)
Change in Prepaid Expenses	106,297	(104,423)
Change in Accounts Payable	105,213	67,585
Change in Inventory	37,872	(87,507)
Amortization	484	484
Change in Other Currents Liabilities	393	12,559
Change in Income Tax Payable	(187)	84
Net Cash Flows From Operating Activities	(1,248,014)	(665,581)
Cash Flows From Financing Activities		
Repayment of Line of Credit	1,155,511	-
Increase in Additional Paid In Capital	70,833	984,999
Issuance of Related Party Note Payable	52	
Issuance of Preferred Stock	-	1
Issuance of EIDL Loan	(2,000)	7,200
Issuance of PPP Loan	(11,997)	11,997
Non-Cash Prior Period Adjustment	(18,885)	(646)
Net Cash Flows From Financing Activities	1,193,514	1,003,551
Cash at Beginning of Period	394,438	56,469
Net Increase (Decrease) In Cash	(54,500)	337,970
Cash at End of Period	$ 339,938	$ 394,439

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

UPRISING FOOD, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Shareholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2019	3,683,333	$ 4	1,000,000	$ 1	$ 249,999	$ (187,104)	$ 62,900
Issuance of Stock			1,235,288	1	984,999		985,000
Net Loss						(432,453)	(432,453)
Balance at December 31, 2020	3,683,333	$ 4	2,235,288	$ 2	$ 1,234,998	$ (619,557)	$ 615,447
Issuance of Stock					70,833		70,833
Net Loss						(1,616,746)	(1,616,746)
Non-Cash Prior Period Adjustment						(18,885)	(18,885)
Balance at December 31, 2021	3,683,333	$ 4	2,235,288	$ 2	$ 1,305,831	$ (2,255,189)	$ (949,352)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Uprising Food, Inc. ("the Company") is a corporation organized in the state of Delaware and is domiciled in Ohio. The Company operates an online subscription food delivery service that provides keto-friendly, low-carb food options to customers.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $1,616,746, and 2020 of $432,453.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds through a Reg CF campaign to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 25, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company derives revenue from the development, distribution, and sales of low-carbohydrate food products. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue streams have been derived from (1) e-commerce sales (2) Meijer grocery store sales. Revenue is also net of discounts and returns in the amount of $43,904 in 2020 and $131,292 in 2021.

Inventory

The Company values inventory at the lower of cost or market value.

Advertising

The Company records advertising expenses in the year incurred.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include trademarks and patents; the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Adjustment to Retained Earnings

An adjustment was required during 2021 and 2020. The Company recognized a non-cash prior period adjustment to correct previous errors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on

the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Ohio.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements

issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Line of Credit

The Company has a revolving line of credit ("Line of Credit") in the amount of $1,523,567 with a maximum line size of $3,000,000 that is secured with assets. Interest is stated per the credit agreement, at the annual percentage rate of 10%. The balance on December 31, 2021, was $1,155,511 respectively.

Related Party Note Payable

In 2019, the company issued a note payable to a founding member in exchange for cash for the purpose of funding continuing operations ("Related Party Note Payable"). The Related Party Note Payable does not accrue interest and is payable at a future date to be determined by management.

EIDL Loan

In 2020, the Company received a Small Business Loan ("EIDL") in the amount of $7,200. The loan accrues 3.75% per annum and will mature in 2050. The Company will make monthly payments to both accrued interest and principal sum of $26.00.

PPP Loan

In 2020, the Company received loan proceeds in the amount of $11,997 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels

NOTE E- EQUITY

As stated in the Company's articles of incorporation, the Company authorized 6,275,000 shares of $0.000001 par value Common Stock and 2,275,000 shares of $0.000001 par value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	3,683,333
Preferred Stock	2,235,288

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 25, 2022, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Uprising Food, Inc.

A "Health-First", Artisan Bakery At Digital Scale.


UPRISING
PREBIOTIC FOODS
SUPERFOOD CHIPS
SUPERFOOD CHIPS

Website | Cincinnati, OH | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$11.2M** Valuation
$1.79 Price per Share	**$102.03** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Uprising is aiming to fix a broken food system by inventing, selling and distributing a new generation of staple foods. Our products are born in an Artisan bakery and backed with the latest health science. All Uprising product lines feature low-carb, prebiotic, all-in-one, functional food ingredients. The products appeal to modern diets and deliver medical grade health benefits. They are also gluten-free, keto friendly, paleo-approved, all while supporting gut health. Uprising's products are so powerful, they are currently being researched at Wright State University for their effects on the gut microbiome. Uprising's products are backed by high-profile experts like Dave Asprey and beloved by Dr. Gundry.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **TEAM + INGREDIENTS |** One-of-a-kind **R&D team with award-winning bakers.** We transform non-traditional ingredients into patent-pending foods with medical-grade health benefits and consumer beloved tastes.

- **BUSINESS MODEL |** Our unique **"farm market at digital scale"** model enables both rapid innovation and instant national distribution to every consumer's doorstep in the US and Canada.

- **PROVEN TRACTION |** $5.8M in lifetime sales since 2019; 3x YoY growth in 2021.

OVERVIEW

Food is MORE than medicine. It's POWER. Let's build a new food system together!

At Uprising Food, we're rebuilding bread and chips from the ground up. So along with creating the tastiest staples we can imagine, we're going the extra mile to make them low-carb, fiber-boosted, and gluten-free. Sounds ambitious? Yeah, it is. But we like it that way and think you will too.


WE'VE CRACKED THE CODE ON HEALTHY FOOD
No Preservatives
Gluten-Free
Low-Carb/Keto
Paleo Approved
Zero Added Sugar
Dairy Free
High Fiber
Psyllium Boosted

What we don't do is take any shortcuts or use preservatives. We work with leaders in the farm-to-table baking movement, use pans from around the world, and eat A LOT of bread. We also do our research. And what we've found is that a lot of people don't have time to cook well-rounded, healthy meals these days.

Backed by science, and with the goal of improving gut health, we make bread and chips that work as hard as you do. With that, we know why . It's because...

- We are backed by experts, as **150 medical practitioners** have published reviews on our website
- We're in the press with **105 articles generating 4.8 billion impressions**
- We have **3.7 million viewers** from our Shark Tank debut

Not to mention, with **49% of our revenue from repurchasers**, we believe our customers are hungry for a more delicious source of fuel. With that, we are committed to powering lives with powerful food - with even more ambitious products on the horizon.

THE PROBLEM

We are sick at scale ... and big food, big pharma, and big healthcare are way too comfortable with the status quo

To us, it makes sense that staple food categories are fundamentally sick, and broken. We've found their nutritional composition to be majorly outdated - created at a time where the goal was to produce the largest quantity of food, at the lowest price point, all while maintaining taste.

Our research shows that, over time, prioritizing quantity over quality has led to an array of problems like digestive issues, obesity, a weakened immune system, and more. Plus, we believe the lack of healthy options available, including food intolerance alternatives, have led a lot of people to depend on failing diets, overspend on supplements, and overspend on healthcare in general.


WE NEED TO BE SAVED FROM OURSELVES
$36B
spent on supplements
95%
of dieters fail
$3.6 T
spent on healthcare
NOT TO MENTION
UNHEALTHY EATING CAUSES
Brain Fog
Broken Gut
Energy Crash
Constipation
Moodiness
Weakened Immune System
Obesity

We aren't the first to realize this system doesn't translate to a healthy diet today. But we feel that many of the health food movements of the past couldn't provide these foods at scale, nor make them accessible, affordable, inclusive, and delicious at the same time.

THE SOLUTION

Functional foods for the gut are the future of mass staples

At Uprising, we've created all-in-one functional foods that take staples to the next level. Our products meet keto, paleo, and gluten-free standards, and we believe our **5-in-1 approach** to health through our bread & chips is unbeatable.


5-IN-1 APPROACH TO HEALTH
Boost Gut Health
Excitotoxin Free
Feel Full Faster
Support Blood Sugar
High Prebiotic Fiber

This is all with the help of our secret sauce - a delicious prebiotic fiber bomb known as activated psyllium. And by fiber bomb, we mean there is **36% of fiber RDA in just 1 serving**.

Just like our bread, which is made of just eight ingredients, our core competencies are pretty simple. Our dedication to elevated nutrition can help you feel full faster, supports healthy blood sugar, has high prebiotic fiber, and is excitotoxin free. Plus, we focus on making our highest quality bread and chips accessible by building supply chains that we believe are capable of supporting fresh food at a mass scale.


UPRISING
SUPERFOOD CHIPS
LIL' SALTY
READY TO RYE

We think we stand out in the crowd, too. In both our bread and chip categories, our fiber and protein more than triples that of our competitors - all while maintaining a gluten-free, low-carb approach.

OUR TRACTION

Ready to turn word-of-mouth success with loyal consumers into a scalable model

We have grown tremendously through our ecommerce acceleration, innovation and omni-channel distribution - **growing YoY at 3x our YoY revenue**.

In fact, we've successfully added 240+ "fee free" doors by signing with a major marquee grocer this year alone. With more big e-commerce and grocer partnerships in development, we believe our projected 1,200 doors to come may lead to increasing monthly profitability.


Make lunch with us and Uprising Food!
64%
of Q4 rev from repurchasers
30%
average repurchase rate
$130K
per month from repurchasers

And it makes sense that more and more are getting interested. When **we were featured on Shark Tank's season premiere**, we gained **3.7 million views**. This not only helped us in our **4.8 billion social impressions** in the press, but gained us traction leading to things like $60 new customer AOV rates, as well as stacks and stacks of 5-star customer reviews. It's no wonder we have a **49% repurchase rate!**


UPRISING
SUPER CHARGED INGREDIENTS
SUPER FOOD BREAD

Along with our major retailer, we currently sell directly to the consumer through our site. There, we attract some serious bread lovers, who are spending **6x** the category average. **No joke, our top 1,000 customers average $1,668 in lifetime revenue.**

THE MARKET

The interest and demand for healthy alternatives have never been higher

Over **40 million people** have joined the low-carb, paleo, and keto lifestyle revolution - and that number is growing. When it comes to keto foods, the **CAGR is 5.5%**, and for functional foods, the **CAGR is 8.5%**.

With that, our target market includes segments like **$1 billion for hardcore health enthusiasts** and **$4.8 billion for health-food regulars**.



OUR MARKET IS HUGE
OUR CORE CONSUMER IS WORTH BILLIONS
$137B
Hardcore Health Enthusiasts
$1B
Healthy Food Interested
$4.8B
U.S. Staples Eaters

And since we specialize in staples - this leaves a **$137 billion staple foods** category wide open. With this trend gaining speed, it's time to meet the demand by finally bringing staple foods into the modern era.

And don't worry about competition, we believe we're miles ahead when it comes to price per 100 calories as well as price per serving. Even when it comes to "healthy" bread competition, they often aren't gluten-free or keto-friendly, according to our research. Not to mention, we think we blow them out of the water with only 2 net carbs and a superior taste. The best part? Our bread makes a mean grilled cheese. Case closed.



	Uprising Superfood Bread Chips	"Healthy" Veggie Straws	Classic Potato Chips	Pita Chips	Tortilla Chips
Made Without Gluten:	✓	✓	✓	✗	✗
Keto Friendly:	✓	✗	✗	✗	✗
Preservatives:	✗	✓	✓	✓	✓
Net Carbs:	2G	17G	15G	19G	21G
Protein:	6G	1.5G	1.8G	3.3G	2G
Fiber:	9G	1.3G	0.9G	1.1G	1.5G
Guilt-free?	YES!	NO	NO	NO	NO

WHY INVEST

We want YOU to join Uprising to help elevate all staple foods

At the rate we're going with growth, and with our multi-category market approach, we feel we are truly taking staple food to the next level. This has led us to form strategic partnerships with some huge health food retailers, elevating our profit potential.

Our revolution doesn't stop at bread and chips, as our sights are set on the full range of the **$137 billion staple category**. With three new loaves sitting in the pipeline as we speak, we also plan on expanding our product line to include bagels, pizza crust, and more - helping us scale up in our multi-category approach.



THE FUTURE LOOKS DELICIOUS

	2021	2022	2023*	2024*
Bread	✓	✓	✓	✓
Chips	✓	✓	✓	✓
Bagels*		✓	✓	✓
Pizzas*			✓	✓

*Planned launch

In the theme of expansion, we're also building an online/offline partnership with the alternative medical community. That means influencing influencers with university-backed research results, and securing long-term media partnerships with digitally famous doctors.

Just as we want our customers to have access to better quality, healthier food, it's clear that they keep wanting more from us too. Help us continue to bring our products to the masses through accessible, affordable means.

Let's revolutionize staple foods for all.

In the Press

SHOW MORE

Meet Our Team



William Donald Schumacher III

Co-Founder, President, Secretary, CFO, Director & CEO

William holds deep e-commerce and CPG experience, having earned his stripes as a successful brand manager at the CPG behemoth Procter & Gamble Co. In 2019, driven by his entrepreneurial spirit and passion for health science, he left the billion-dollar company to launch Uprising, a modern rendition of healthy (and delicious) food staples developed with patent pending baking methods. William led the charge in raising over $1.25 million in venture capital from numerous marketing veterans and prestigious entrepreneurs. Since its inception, Uprising has sold hundreds of thousands of units of fresh products and is well on its journey to becoming a major disruptor in the $648 billion health industry.

William has been recognized for his entrepreneurial talent through Ernst & Young and multiple other local achievements that award successful and impactful CEOs.



Kristen Schumacher

Co-Founder & Chief Brand Officer

Kristen holds a deep background in CPG, having worked at Nehemiah Manufacturing for 6+ years where she led the Fabric Care marketing department. Kristen has a proven track record of success to exponentially grow licensed skus from Procter & Gamble, such as Tide Washing Machine Cleaner, Febreze In Wash Odor Eliminator and Downy Wrinkle Releaser, growing them 2-3x in ~2 years. She also has experience in launching new innovation on Amazon and mass retailers such as Walmart, Target and Kroger, alongside many others. Kristen later joined Uprising as Co-Founder & Chief Brand Officer, with a passion to bring the healthiest products to the masses. She has a passion for helping others and believes in setting out to make a difference one person and one day at a time.



Mark Frommeyer

Co-Founder, Director & Head Of Product

Mark and Sara are award-winning artisan bakers whose baking lineage traces all the way back to Italy. Over 13 years ago, they started their now famous Blue Oven Bakery in Cincinnati, Ohio. They pioneered farm-to-table and wood-fired baking, reviving a pedestrian bread seen in the region.

They have built multiple farmers' markets from the ground up and have been awarded 'Best Overall Bakery' for multiple years. They have also been recognized for their contributions to the quality, authenticity, and sustainability of the food supply of Greater Cincinnati.

In 2019, Mark and Sara decided to bring their skills, expertise, and passion for food that is both delicious and healthy to Uprising. We've been thanking them ever since!

Mark spends approximately 5 hours per week in his roles with Uprising Food and his remaining time working as Founder and CEO of Blue Oven Bakery.



Sara Frommeyer

Co-Founder & Head of Product

Mark and Sara are award-winning artisan bakers whose baking lineage traces all the way back to Italy. Over 13 years ago, they started their now famous Blue Oven Bakery in Cincinnati, Ohio. They pioneered farm-to-table and wood-fired baking, reviving a pedestrian bread seen in the region.

They have built multiple farmers' markets from the ground up and have been awarded 'Best Overall Bakery' for multiple years. They have also been recognized for their contributions to the quality, authenticity, and sustainability of the food supply of Greater Cincinnati.

In 2019, Mark and Sara decided to bring their skills, expertise, and passion for food that is both delicious and healthy to Uprising. We've been thanking them ever since!

Sara spends approximately 5 hours per week in her roles with Uprising Food and her remaining time working for Blue Oven Bakery.



Amanda Mcvay

Board Member

Amanda McVay is the Group Vice President of Marketing And Digital for Meijer, Inc., the Grand Rapids-based retailer that operates more than 240 supercenters and grocery stores in Michigan, Ohio, Indiana, Illinois and Kentucky.

Amanda joined Meijer in 2012 and held various positions within merchandising, and grocery before being promoted in 2020 to her current role.

Prior to her current role, Amanda served as Group Vice President for Grocery as well as Director of Merchandising for Dry Grocery, where she was accountable for leading the merchandise buying, category management, and brand development team.

Prior to her employment at Meijer, Amanda spent 10 years in various merchandising positions at Target. She held both buying and management roles across Hardlines, Home Goods, Grocery, Consumables, and Healthcare in Minneapolis.

Amanda also serves on the Board of Directors for Feeding America, West Michigan. She also serves as an Ambassador for the Network of Executive Women.

She earned a Bachelor of Science degree in Marketing from Indiana University's Kelley School of Business, and an MBA from the University of Michigan's Ross School of Business.

Amanda spends approximately 1 hour per week serving as board director for Uprising Food and her remaining time with other companies.



Hsiao Yueh "Jerry" Jao

Board Member

Jerry is a serial entrepreneur specializing in SaaS and eCommerce businesses. After founding two companies, Jerry started Retention Science in 2013 with the goal of helping businesses use AI to predict and enhance customer experience. The software is used by some of the most beloved brands, including: Dollar Shave Club, Olay, 3M, SHINOLA, and Target. Retention Science has been named one of the Most Innovative Companies in Los Angeles, and America's Fastest Growing Companies by Inc. Magazine.

Jerry has been a featured / keynote speaker on CNBC, Fox News, and at industry events like SXSW. In 2019, Jerry was honored by being named one of Inc. Magazine's Most Inspiring Founders alongside founders of Warby Parker, Beyond Meat, and Reddit.

In 2020, Retention Science was acquired by Constant Contact, where he now leads the company's Advanced Marketing, Ecommerce & Product strategy.

Jerry is an active Board Member, Angel Investor and he has helped launch several direct-to-consumer brands. He's also a limited partner of several premier VC and PE firms, including Retention Science's Lead Investor, and Forerunner Ventures.

Jerry spends approximately 1 hour per week serving as board director for Uprising Food and his remaining time with other companies.

Offering Summary

Company	Uprising Food Inc
Corporate Address	4200 Plainville Road , Cincinnati, OH 45227
Offering Minimum	$9,998.94
Offering Maximum	$1,069,997.56
Minimum Investment Amount (per investor)	$102.03

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,586
Maximum Number of Shares Offered	597,764
Price per Share	$1.79
Pre-Money Valuation	$11,161,165.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Trailblazers Perk

Invest within the first week and receive 10% bonus shares.

Trailblazers Perk

Invest within the 14 days and receive 7% bonus shares.

Trailblazers Perk

Invest within the first 30 days and receive 5% bonus shares.

Amount Based Perks

Baby Angel | $500+

Invest $500+ to receive 5% Bonus Shares and free shipping on your first subscription delivery.

Lead Angel | $1,000+

Invest $1,000+ to receive 7% Bonus Shares and free shipping on your first 2 subscription deliveries.

Super Angel | $2,500+

Invest $2,500+ to receive 10% Bonus Shares and free shipping on your first 3 subscription deliveries.

Cherubim | $10,000+

Invest $10,000+ to receive 15% Bonus Shares and free shipping on your first 6 subscription deliveries.

Seraphim | $25,000+

Invest $25,000+ to receive 20% Bonus Shares and free shipping on your first 12 subscription deliveries.

Audience Based Perk

Loyalty Bonus | +5% Bonus Shares

As you are an Uprising insider, you are eligible for additional bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Uprising Food, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $179. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm William & I'm Kristen

We're Co-Founders of Uprising Food and we're on a mission to bring you some of the healthiest, low carb, prebiotic foods and fix the broken staple food system. We developed all-in-one functional food products and are seeking to change people's lives. Think of our products as a delicious, everyday supplement that you look forward to eating.

Because here at Uprising, we believe food is more than medicine. It's power.

Imagine a life without bread. We know, it's almost impossible...

Maybe you're on a specific diet that doesn't adhere to the 'typical' bread or maybe you have been diagnosed with celiac, or Crohn's disease, or you have a gluten allergy.... Then eating bread does become impossible.

Until now.

When we launched Uprising in 2019, we launched with you in mind.

We wanted to make eating healthy as simple and as tasty as possible... that's why we teamed up with two of the best artisan bakers in Cincinnati that understand the art of bread making and can take our products that are keto, paleo-approved, gluten-free, and packed with prebiotic fiber and actually make them mouth-watering staples that you and your family can trust and enjoy.

Avocado Toast. French Toast. Grilled Cheese... just some of our favorites that are kid approved :)

Because our hearts are to make health simple and convenient, we didn't just want to stop with bread. We are creating a disruptive brand that is in every major staple food category. So next, we launched our chips.

Our chips are packed with flavor, fiber and are low carb.

You can also scoop guacamole, hummus, or any favorite dip and they won't break.

Our chips will also keep you fuller longer all while supporting gut health.

Our products are proven to tackle the root causes of health issues.

Broken Guts

Broken neurons

Broken appetites

Broken blood sugar

Broken cholesterol

Since we're one of the first companies to make bread and chips this powerful it's now being studied at Wright State's University microbiome lab.

We would even go as far as calling ourselves 'food of the people'... we're endorsed by Dave Asprey, founder of bulletproof and father of biohacking, beloved by Dr. Gundry and over 100 medical practitioners who have published reviews on our website. We have thousands of 5 star reviews

And we believe we have captured the hearts of the busy everyday mom and dad, those who are super into their health and those who don't even know where to begin.

We upgraded bread & chips that your entire family can trust AND love. Our products are farm market quality delivering direct to your doorstep.

So, why invest? For starters, we want to be on this mission of bringing the healthiest products to the everyday consumer, together.

Together, we can achieve a better food system that allows healthy eating for all.

Secondly, we want you to benefit from not only our product's but also Uprising's success. Success is best when it's shared.

The total addressable market for our products is $136B, so we believe this is an opportunity to make a lasting difference.

And that's what we want to do together... make a difference, one person and one day at a time to make eating healthy, simple and enjoyable.

But we don't want you to just take our word for it... hear from our very own investors and a loyal consumer.

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF UPRISING FOOD, INC.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
UPRISING FOOD, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Uprising Food, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Uprising Food, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 8, 2019 under the name Uprising Food, Inc. The Amended and Restated Certificate of Incorporation of this corporation (the "**Existing Certificate**") was filed with the Secretary of State of Delaware on April 10, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Existing Certificate, declaring said amendment and restatement of the Existing Certificate to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Existing Certificate be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Uprising Food, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2035 Sunset Lake Road, Suite B-2 in the City of Newark, County of New Castle County, New Castle County. The name of its registered agent at such address is LegalInc. Corporate Services Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 6,275,000 shares of Common Stock, $0.000001 par value per share ("**Common Stock**") and (ii) 2,275,000 shares of Preferred Stock, $0.000001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (this "**Amended and Restated Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,275,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**." 1,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed Preferred Stock**." The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original

issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price or Series Seed Original Issue Price (as applicable and in each case as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.25 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series A Original Issue Price**" shall mean $0.8500028333 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock or Series Seed Preferred Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1(a) is hereinafter referred to as the "**Series A Liquidation Amount**."

(b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment in full of all Series A Liquidation Amounts to be paid to the holders of Series A Preferred Stock pursuant to Section 2.1(a), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Series Seed Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay

the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1(b) is hereinafter referred to as the "**Series Seed Liquidation Amount**."

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock and after payment in full of the preferential amounts required to be paid to the Series Seed Preferred Stock under Section 2.1(b), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the Available Proceeds remaining after payment in full of the consideration payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1(a) and the consideration payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1(b) shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 51% of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or

any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least 51% of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Series A or Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall first redeem all Series A Preferred Stock (on a pro rata basis) and then redeem shares of Series Seed Preferred Stock (on a pro rata basis) to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Series A Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Series A Preferred Stock Protective Provisions. At any time when at least 318,750 shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.2.1 alter the rights, powers or privileges of the Series A Preferred Stock set forth in this Amended and Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;

3.2.2 authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series A Preferred Stock;

3.2.3 redeem or repurchase any shares of Common Stock or Preferred Stock other than (i) pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement and (ii) redemptions of the Series A Preferred Stock or the Series Seed Preferred Stock in accordance with this Amended and Restated Certificate;

3.2.4 declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (ii) dividends or distributions on the Series A Preferred Stock or Series Seed Preferred Stock as expressly authorized in this Amended and Restated Certificate;

3.2.5 liquidate, dissolve, or wind-up the business and affairs of the Corporation or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section; or

3.2.6 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of at least a majority of the outstanding shares of Series Seed Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

3.3.1 alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

3.3.2 authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock;

3.3.3 redeem or repurchase any shares of Common Stock or Preferred Stock (other than (i) pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement and (ii) redemptions of the Series A Preferred Stock or Series Seed Preferred Stock in accordance with this Amended and Restated Certificate);

3.3.4 declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (ii) dividends or distributions on the Series A Preferred Stock and/or Series Seed Preferred Stock as expressly authorized in this Amended and Restated Certificate; or

3.3.5 liquidate, dissolve, or wind-up the business and affairs of the Corporation or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section.

4. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio.

(a) Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.25. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.8500028333. Such initial Series

A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The Series A Conversion Price and Series Seed Conversion Price are referred to herein collectively as the "**Preferred Conversion Price**."

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate

for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Preferred Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Preferred Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of Series A Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of Series A Directors.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment in any Series A Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of

(i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A

Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1)

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the

conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date

and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred

Stock (but in any event not later than 10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of at least one Series A Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 51% of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then

(i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least 51% of the shares of Preferred Stock then outstanding (on an as converted basis); provided, that if such waiver would have a disproportionate, material and adverse impact on the Series A Stock or the Series Seed Preferred Stock (as applicable and as compared to the other series of Preferred Stock), then such waiver shall also require (x) the affirmative written consent or vote of the holders of at least a majority

of the shares of Series A Preferred Stock then outstanding (with respect to the so impacted Series A Stock) or (y) the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding (with respect to so impacted Series Seed Preferred Stock).

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made

or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any

Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a

majority of the shares of Series A Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on August 11th, 2020.

By: William Schumacher
President

William D Schumacher III